Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	21 October 2010
SIMS METAL MANAGEMENT —
FISCAL 2011 FIRST QUARTER RESULTS
Ahead of the formal release, on 27 October 2010, of its financial results for the three months ended 30 September 2010, Sims Metal Management wishes to announce the headline numbers for that period as follows (unaudited and in Australian Dollars):
•	Sales revenue of $1.88 billion up 4 percent on prior corresponding period

•	EBITDA of $51.2 million down 44 percent on prior corresponding period

•	EBIT of $16.7 million down 69 percent on prior corresponding period

•	Net profit after taxes of $8.2 million down 75 percent on prior corresponding period

•	Basic earnings per share of 4.0 cents down 78 percent on prior corresponding period

•	Scrap intake 3.4 million tonnes and shipments 2.9 million tonnes, down 6% and 14% respectively on prior corresponding period

•	Scrap flows and margins remain constrained, particularly in North America
Further details will be provided in the Company’s formal release and at its Results Briefing Conference Call on 27 October 2010.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 14 April 2010.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,600 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).

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